SEACOR HOLDINGS INC.

Pricing Term Sheet

Issuer:	SEACOR Holdings Inc.

Title of Security:	7.375% Senior Notes due 2019

Principal Amount:	$250,000,000

Maturity:	October 1, 2019

Coupon:	7.375%

Price:	99.329% of face amount

Yield to Maturity:	7.471%

Spread to Benchmark Treasury:	400 basis points

Benchmark Treasury:	3.625% Notes due August 15, 2019

Benchmark Treasury Price and Yield:	101-09 3.471%

Proceeds Net of Underwriting Discount:	Approximately $246,697,500

Interest Payment Dates:	April 1 and October 1 commencing April 1, 2010

Optional Redemption:	Make-whole call at any time at a discount rate of Treasury plus 50 basis points

Change of Control:	101%, plus accrued and unpaid interest, if any

Settlement Dates:	T+3; September 24, 2009

CUSIP/ISIN:	811904AK7/ US811904AK78

Ratings:*	Ba1/BBB-/BBB-

Bookrunners:	J.P. Morgan Securities Inc. Deutsche Bank Securities Inc.

Co-Managers:	HSBC Securities (USA) Inc. DnB NOR Markets, Inc. Fortis Securities LLC UniCredit Capital Markets, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. collect at 1-212-834-4533 or calling Deutsche Bank Securities Inc. toll-free at 1-800-503-4611.